Exhibit (a)(5)(H)

AOL COMPLETES ACQUISITION OF MILLENNIAL MEDIA

Acquisition Solidifies ONE by AOL as the Premier Open and Mobile-First Programmatic Platform in Market and Enhances AOL’s Suite of Publisher Offerings with Leading Monetization Platform for App Developers

NEW YORK, October 23, 2015 – AOL today announced the successful completion of its tender offer to purchase all outstanding shares of Millennial Media (formerly NYSE: MM), a leading end-to-end mobile platform, for $1.75 in cash per share of Millennial Media common stock. The tender offer expired at 11:59 p.m. ET on October 22, 2015.

AOL subsequently completed the acquisition of the remaining eligible Millennial Media shares not acquired in the tender offer through a merger pursuant to Section 251(h) of the General Corporate Law of the State of Delaware. As a result, Millennial Media shares will no longer be traded on the NYSE, and Millennial Media is now a wholly owned subsidiary of AOL.

As of the expiration of the tender offer, 114,871,644 Millennial Media shares were validly tendered and not withdrawn in the tender offer, representing approximately 80.3 percent of Millennial Media’s outstanding shares, according to the depositary for the tender offer. Notices of Guaranteed Delivery were delivered with respect to 1,283,015 additional shares, representing approximately 0.9 percent of Millennial Media’s outstanding shares, according to the depositary. AOL has accepted for payment and will promptly pay for all validly tendered (and not withdrawn) shares.

All eligible Millennial Media shares that were not validly tendered have been converted into the right to receive $1.75 in cash per share, without interest and less any applicable withholding taxes – the same price paid in the tender offer.

“The acquisition of Millennial Media boosts our global, mobile capabilities and scale across ONE by AOL for advertisers and agencies, and offers the most attractive monetization platform for app developers,” said Bob Lord, President, AOL Platforms. “It also adds an incredibly talented team of mobile-first experts, many of whom will take on leadership and integral roles at AOL Platforms.”

Nine executives from Millennial Media will take on leadership roles at AOL Platforms in technology, sales, product and operations.

About AOL

AOL is a media technology company with a mission to simplify the internet for consumers and creators by unleashing the world’s best builders of culture and code. As one of the largest online properties with over 350 million monthly global consumers of its premium brands, AOL is at the center of disruption of how content is being produced, distributed, consumed and monetized by connecting publishers with advertisers on its global, programmatic content and advertising platforms. AOL’s opportunity lies in shaping the future of the digitally connected world for decades to come. AOL is a subsidiary of Verizon.

About Millennial Media

Millennial Media is the leading independent mobile ad marketplace, making mobile simple for the world’s top brands, app developers and mobile web publishers. The company’s unique data and technology assets enable its advertising clients to connect with their target audiences at scale. Millennial Media also drives monetization for its publisher and developer partners by connecting them to networks, advertisers and an RTB exchange. For more information, visit www.millennialmedia.com.

Forward-Looking Statements

In this communication we have made forward-looking statements regarding the transaction with Millennial Media and other matters. These statements are based on our estimates and assumptions and are subject to risks and uncertainties, which could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements. Forward-looking statements include those preceded or followed by the words “anticipates,” “believes,” “estimates,” “hopes” or similar expressions. Except as required by law, we are under no obligation to, and expressly disclaim any obligation to, update or alter any forward-looking statements whether as a result of new information, subsequent events or otherwise.

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Media Contact:

AOL Communications

Caroline Campbell

404-444-7970

c.campbell@teamaol.com